Exhibit 99.1

RRSAT ASSISTS KESHET MEDIA GROUP TRANSITION TO TAPELESS
TRANSMISSION AND ESTABLISH A DISASTER RECOVERY SYSTEM

RRsat will also provide playout services for Keshet’s Channel 24

Airport City Business Park, Israel – January 16, 2013 – RRsat Global Communications Network Ltd. (NASDAQ: RRST), a leading provider of comprehensive digital content management and global distribution services to the television and radio broadcasting industries, announced today that it has signed a joint venture agreement with Keshet Media Group. RRsat will provide Keshet with a wide range of its services. These include playout and content distribution for Keshet’s Channel 24 and Disaster Recovery (DR) services for Keshet’s Channel 2.

RRsat's automated solution for disaster recovery (DR) will provide a transmission backup solution for Channel 2. Content will be synchronized between the two transmission rooms on a daily basis, and in an emergency, content will be broadcast seamlessly from RRsat’s transmission room.

In addition, RRsat will provide playout and distribution services to Channel 24, Israel`s leading music channel, via RRsat's state-of-the-art playout center. This will enable improvements in the channel’s broadcasting capabilities and will allow Channel 24 to handle both recorded and live content in a unified manner. Additionally, RRsat will provide production and broadcast services for live events.

Ziv Mor, Chief Technology Officer of RRsat said, “We are very excited that another leading media group such as Keshet in Israel recognized RRsat's superior playout capabilities and selected us as its new partner of choice. This is demonstrated by shifting its complex Channel 24 operations over to us, and relying on our disaster recovery capabilities to support Israel's leading channel, Channel 2. We are pleased that we were able to offer an efficient technical solution, customized to Keshet’s specific needs.”

Zohar Alon, Chief Technology Officer of Keshet added, "Keshet sees significant value in high quality transmission for its viewers. We therefore transitioned to tapeless broadcasts, for the first time in Israel. Similarly, Keshet is now the first broadcaster in Israel with a backup playout room in the event of an emergency. Furthermore, Channel 24 now combines an outsourced solution to extend its broadcasting capabilities. During the current economic slowdown, together with RRsat, we have found a creative solution providing a state-of-the-art technological solution on the one hand, and a business model tailored to these times for Keshet, on the other.”

About Keshet Media Group
Keshet is a leading Israeli media company. Established in 1993, Keshet specializes in reaching coveted audiences with top rated, top quality programs by creating innovative content that stands out for existing and emerging media platforms. The company's core business is free TV with Keshet Broadcasting - a franchisee of Channel 2, Israel’s major commercial channel. Keshet Broadcasting has consistently dominated ratings and market share with daily TV reach that stands at 62% of Households. Prime time share averages at 35%, with top programs achieving 45%. Programs from Keshet are provided by its in-house productions and by independent producers and span across all genres, including: entertainment, drama, factual, news and current affairs. Over the years, Keshet has expanded its media and entertainment businesses to include: cable and satellite channel (Music 24), new media unit: web portal, interactive operations and mobile (MAKO), new media design house (Mantis) and in-house development and production company (Bip). The company also holds a stake in Channel 2's News Company. Since becoming a media group, the company has also been leading Israel's web and mobile content market. This in-house integration of old and new media has made Keshet a frontrunner in developing cross platform, 2Screens content. For more information visit the company’s website: http://www.keshetmediagroup.com

About RRsat Global Communications Network Ltd.
RRsat Global Communications Network Ltd. (NASDAQ: RRST) provides global, end-to-end, digital content management and distribution services to the rapidly expanding television and radio broadcasting industries, covering more than 150 countries. Through its RRsat Global Network, composed of satellite and terrestrial fiber optic capacity and the public Internet, RRsat provides high-quality and flexible global distribution services 24/7 to more than 630 channels reaching multiplatform operators, Internet TV and direct-to-home viewers worldwide.  RRsat also offers contribution services for sports, news and events.  In addition, more than 130 television and radio channels use RRsat’s advanced production and playout centers comprising comprehensive media asset management services. Visit the company's website www.rrsat.com

Information in this press release concerning Keshet Media Group is based on information provided by Keshet Media Group and has not been independently verified by RRsat.

This press release contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the companies and the industry as of the date of this press release. The company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements, including the risks indicated in our filings with the Securities and Exchange Commission (SEC). For more details, please refer to our SEC filings and the amendments thereto, including our Annual Report on Form 20-F for the year ended December 31, 2011 and our Current Reports on Form 6-K.

Company Contact Information: Miki Hakak, Head of Marketing Tel: +972 3 9280808 marketing@RRsat.com	Investor Relations Contacts: Ehud Helft & Kenny Green at CCG Israel Tel: 1 646 201 9246 rrsat@ccgisrael.com